August 7, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Newgioco Group, Inc.

Registration Statement on Form S-1, as amended (File No. 333-233768)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Newgioco Group, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Monday, August 10, 2020, or as soon thereafter as is practicable.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director